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FUNDRISE

Income Fund adds a 13.85% preferred equity investment in Denver, CO



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We're pleased to announce the latest addition to the Fundrise Income Real Estate Fund: a preferred equity investment in a 214-unit ground-up multifamily development in Denver, Colorado. This investment carries a 13.85%[1] gross annual return, supporting the **Income Fund's recently increased 8%[2] annualized distribution rate**.

Investment overview

This ground-up development will feature thirteen two- and three-story residential buildings, with the two-story buildings designed as carriage-style townhomes offering a differentiated living experience. Community amenities include a resort-style pool, spa, sauna, fireplaces, golf simulator, and fitness center.

The property is part of the larger Link 56 master plan, a mixed-use development featuring over 30 acres of commercial space anchored by a 150,000 square foot Target. The development sits within walking distance of the Peña Station light rail stop, providing direct access to both Denver International Airport and downtown Denver.

Location and demand drivers

Denver's multifamily market has demonstrated remarkable strength, with absorption recently exceeding 6,000 units in a single quarter, meaning more than 6,000 units were leased and occupied in just three months. This robust demand has driven market vacancy down from 6.91% to 6.39%, signaling a healthy and tightening rental market.

Denver International Airport employs over 40,000 people directly, creating substantial rental demand in the surrounding submarket. The Peña Station light rail stop,adjacent to the development, is the final stop before reaching DIA, making this location particularly attractive for airport employees seeking convenient housing.

Adding to this demand profile, United Airlines is developing a major new campus on a 113-acre site it purchased in 2023 just north of the Link 56 master plan. The first phase is expected to complete by fall 2027, with future phases envisioning a multi-million square foot development including offices, parking garages, fitness centers, and conference spaces that could house approximately 6,000 employees.

Investment structure

- **Preferred equity position:** Structured as preferred equity with priority positioning in the capital stack ahead of common equity.
- **Fixed return:** The 13.85%[1] gross annual return supports the Income Fund's 8%[2] annualized distribution rate.
- **Strategic positioning:** Located within a master-planned mixed-use development with direct light rail access to DIA and downtown Denver.

The bigger picture

This investment reflects the broader opportunity we continue to see in the commercial real estate credit markets. New preferred equity deals continue to come in at compelling risk-adjusted returns, which has helped increase our annualized distribution rate from 7.75% to 8%[2] as of January 2026.

Our pipeline remains strong. As traditional fixed income products like high-yield savings accounts, money market funds, and bonds see yields compress alongside falling interest rates, we believe the Income Fund's fixed-rate portfolio positions it as an increasingly compelling alternative for income-oriented investors.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of January 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share. Distribution rate is not a total return and is not guaranteed; distributions may be paid from income, gains, and/or return of capital. The total return for the year ended December 31, 2025 was 8%, including both distributions and appreciation.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

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The Fund's total return in 2025 was 8%, and the average annual total return since inception is 7.8%. Past performance does not guarantee future results. Current distribution rate as of 12/31/2025. Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Income Fund's prospectus at Fundrise.com/Income.This is a paid advertisement.